TC REG A Overview video
Transcript

[Run time: 00:03:18]

On-screen text	Script (Narration / Captions)
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	VARIOUS (V.O.) *A company...* *...being dubbed the Google of Garbage* *TerraCycle, TerraCycle, TerraCycle, TerraCycle, TerraCycle, TerraCycle...* *...and here's the man who started it all.*
Tom Szaky Founder & CEO, TerraCycle **WORLD'S LARGEST RECYCLER**	**TOM:** Our business model starts with recycling what others don't. We're the world's largest recycler of coffee pods, toys, cosmetic waste, and hundreds of other waste streams.
REVENUE OF $43M **GROWING 75%**	TerraCycle US is a profitable company with a revenue of $43 million, growing at around 75% in the last four years.
Damian Finio CFO, TerraCycle **17-20% IN DIVIDENDS**	**DAMIAN:** If you invested $1,000 in TerraCycle's last Reg-A, you would have already been paid 17 to 20% of your invested capital in dividends.
20+ years of recycling breakthroughs… …inventing everything from cigarette to pen recycling at scale.	**TOM:** In our 20 years of recycling breakthroughs, we've invented everything from cigarette to pen recycling at scale.

Partnerships with the world's most important brands and retailers.	And we have established partnerships with the world's most important brands and retailers.
The most talked about recycling company across the world. Featured in 140,000+ articles to date.	TerraCycle is the most talked about recycling company across the world, having been featured in over 140,000 articles to date
	As a result, we own most top search engine results when it comes to recycling things that are not locally recyclable.
NOT BECAUSE IT ISN'T POSSIBLE **BECAUSE IT IS UNPROFITABLE**	95% of waste isn't recycled. Not because it isn't possible, but because it's *unprofitable*.
	Traditional recyclers only accept materials that are profitable to recycle. TerraCycle solves that economic gap by working with stakeholders to fund the recycling of hard-to-recycle materials.
	We're the only company recycling hundreds of waste streams, from baby food pouches to wetsuits to industrial lightbulbs, that otherwise pollute our planet at the end of their lives.
Programs	Our Programs enable our brands and retailers to offer free national recycling of their hard-to-recycle products and packaging.
[TerraCycle Commercial logo] Commercial Recycling	TerraCycle Commercial handles universal, and regulated waste like batteries, electronic waste, and lightbulbs for industrial customers.
E-Commerce Zero Waste Boxes	Customers, from individuals to businesses, purchase our pre-paid Zero Waste Box solution to recycle almost anything.

DIVERSIFIED REVENUE **GROWTH** **SCALE** **PROFITS**	**DAMIAN:** Our revenue sources and offerings are diverse, with no one sector nor company making up a meaningful portion of our revenue. This has resulted in over 20 years of growth, scale, and profits.
3 strategic, accretive acquisitions completed	We're raising capital to scale through strategic acquisitions prior to a potential public offering.
YOUR INVESTMENT WILL MAKE AN IMPACT	Your investment will make an impact.
Over 8 billion items kept out of landfills…and counting $20 million raised globally for schools and charities, with more every day.	**TOM:** Through our work, we've kept over 8 billion items out of our landfills and, raised $20 million dollars globally for schools and charities, with more every day.
Beyond the US, we operate in 18 countries, with over 350 employees. Japan Australia UK Canada USA	We're a global operation, providing national solutions in 18 countries, with over 350 employees.
Designed to scale	Brands work with us across various regions to recycle everything from Brita water filters to Royal Canin pet food packaging.
Recycling on the world's stage Catching the world's attention	Our solutions are seen on the world stage, at the Olympics, to the Australia Open, arena events, and even the World Economic Forum.
	When you invest in TerraCycle, you're in good company, with over 200 awards that back up our work.
WE DON'T NEED TO SPEAK ABOUT THEORETICALS OR POTENTIAL	As a result, we don't need to speak about theoreticals or potential. Our track record speaks for itself.

	Join us in our mission to eliminate the idea of waste.
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